
07005406

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8-46326

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING JANUARY 1, 2006 AND ENDING DECEMBER 31, 2006
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
MEETING STREET BROKERAGE, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

969 SOUTHEAST FEDERAL HIGHWAY
(No. and Street)

STUART, FL 34994
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
VINCENT ESPOSITO (772) 220-6627
(Area Code – Telephone Number)



B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

WOLINETZ, LAFAZAN & COMPANY, P.C.
(Name – *if individual, state last, first, middle name*)

5 NORTH VILLAGE AVENUE, ROCKVILLE CENTRE, NEW YORK 11570
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 29 2007
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

2A

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, VINCENT ESPOSITO, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of MEETING STREET BROKERAGE, LLC, as of December 31, 2006, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Personal Retail account
Vincent Esposito 1/22/1868

Personal Retail Account Hank Steenhuysen Rep 993204

Signature

Title

Notary Public


CAROL A. BOBO
Notary Public - State of Florida
My Commission Expires Aug 28, 2008
Commission # DD 328662
Bonded By National Notary Assn.
NOTARY PUBLIC
STATE OF FLORIDA

Wolinetz, Lafazan & Company, P.C.
Certified Public Accountants

5 North Village Avenue
Rockville Centre
New York 11570
516-536-0770
Fax: 516-536-5753
www.wolafcpa.com

INDEPENDENT AUDITORS' REPORT

To the Sole Member
Meeting Street Brokerage, LLC

We have audited the accompanying statement of financial condition of Meeting Street Brokerage, LLC as of December 31, 2006, and the related statements of income, changes in member's equity and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Meeting Street Brokerage, LLC as of December 31, 2005, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules 1 and 2 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



WOLINETZ, LAFAZAN & COMPANY, P.C.

Rockville Centre, New York
February 23, 2007

MEMBER AMERICAN INSTITUTE OF CERTIFIED PUBLIC ACCOUNTANTS
CENTER FOR PUBLIC COMPANY AUDIT FIRMS

MEETING STREET BROKERAGE, LLC
Statement of Financial Condition
December 31, 2006

ASSETS:	
Cash	$ 97
Receivable from clearing broker	87,674
Security deposit	1,268
Total Assets	$ 89,039
LIABILITIES AND MEMBER'S EQUITY:	
Liabilities:	
Accounts payable and accrued expenses	34,442
Loan payable – Related party	1,268
Total Liabilities	35,710
Commitments and Contingencies	
Member's Equity	53,329
Total Liabilities and Member's Equity	$ 89,039

The accompanying notes are an integral part of the financial statements.

MEETING STREET BROKERAGE, LLC
Statement of Income
For the Year Ended December 31, 2006

REVENUES:		
Brokerage income		$ 654,616
Interest		6,132
Other		85,555
Total Revenues		746,303
COSTS AND EXPENSES:		
Clearing and execution charges	$ 110,863	
Communication and quote services	63,140	
Member's compensation	165,600	
Other compensation	170,979	
Regulatory fees	14,051	
Other operating expenses	220,141	
Total Expenses		744,774
Net Income		$ 1,529

The accompanying notes are an integral part of the *financial* statements.

MEETING STREET BROKERAGE, LLC
Statement of Changes in Member's Equity
For the Year Ended December 31, 2006

Balance - January 1, 2006	$ 51,800
Net income for the year	1,529
Balance - December 31, 2006	$ 53,329

The accompanying notes are an integral part of the financial statements.

MEETING STREET BROKERAGE, LLC
Statement of Cash Flows
For the Year Ended December 31, 2006

Cash Flows from Operating Activities	
Net income	$ 1,529
Adjustments to reconcile net income to net cash used in operating activities:	
Changes in Operating Assets and Liabilities:	
Receivable from clearing broker	(11,099)
Other assets	3,349
Accounts payable and accrued expenses	4,550
Net Cash Used in Operating Activities	(1,671)
Decrease in Cash and Cash Equivalents	(1,671)
Cash and Cash Equivalents - Beginning of Year	1,768
Cash and Cash Equivalents - End of Year	$ 97
Supplemental Cash Flows Disclosures:	
Cash paid for income taxes	$ -
Cash paid for interest	$ -
Supplemental Disclosure of Non-Cash Financing and Investing Activities:	
Security deposit on lease assigned by related party	$ 1,268

The accompanying notes are an integral part of the financial statements.

NOTE 1 – Nature of Business and Summary of Significant Accounting Policies

Nature of Business and Organization

Meeting Street Brokerage, LLC, (the "Company") is a brokerage firm engaged primarily in retail activities. The Company is registered as a broker-dealer with and is a member of the National Association of Securities Dealers, Inc. (the "NASD").

The Company operates under the provisions of Paragraph (k)(2)(ii) of Rule 15c3-3 of the Securities and Exchange Commission and, accordingly, is exempt from the remaining provisions of that Rule. Essentially, the requirements of Paragraph (k)(2)(ii) provide that the Company clear all transactions on behalf of customers on a fully disclosed basis with a clearing broker/dealer, and promptly transmit all customer funds and securities to the clearing broker/dealer. The clearing broker/dealer carries all of the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker/dealer.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

Cash and Cash Equivalents

The Company considers all highly liquid investments with a maturity of three months or less at the time of purchase to be cash equivalents.

Income Taxes

The Company operates as a single member limited liability company and is a disregarded entity for income tax purposes. Consequently, the individual member recognizes profits and losses of the Company and any related tax liability thereon, on the Sole Member's income tax return.

Revenue Recognition

The Company records client transactions on a trade date basis. The Company is exposed to risk of loss on these transactions in the event a client or broker fails to meet the terms of their contracts, in which case the Company may have to purchase or sell the positions at prevailing market prices.

NOTE 2 - Receivable from Clearing Brokers

Receivable from clearing brokers consists of the following:

Clearing brokers deposit receivable	$ 65,808
Receivables from clearing brokers – Commissions	21,866
	$ 87,674

NOTE 3 - Regulatory Requirements

The Company is subject to the Uniform Net Capital Rule ("the Rule") under the Securities Exchange Act of 1934. Under this Rule, the Company is required to maintain net capital, as defined, equal to $5,000 and a net capital ratio as defined, of a maximum of 1500%. At December 31, 2006, the Company's net capital was $52,061, which exceeded its minimum net capital requirement by $47,061 and its net capital ratio was 69%.

NOTE 4 - Financial Instruments with Off-Balance Sheet Credit Risk

As a securities broker, the Company can be engaged in buying and selling securities for a diverse group of investors. The Company would introduce these transactions for clearance to another broker/dealer on a fully disclosed basis.

The Company's exposure to credit risk associated with non-performance of customers in fulfilling their contractual obligations pursuant to securities transactions can be directly impacted by volatile trading markets which may impair the customers' ability to satisfy their obligations to the Company and the Company's ability to liquidate the collateral at an amount equal to the original contracted amount. The agreement between the Company and its clearing broker provides that the Company is obligated to assume any exposure related to such non-performance by its customers. The Company seeks to control the aforementioned risks by requiring customers to maintain margin collateral in compliance with various regulatory requirements and the clearing broker's internal guideline. The Company monitors its customers activity by reviewing information it receives from its clearing broker on a daily basis, and requiring customers to deposit additional collateral, or reduce positions when necessary. At December 31, 2006, the Company believes that its exposure to such credit risk is immaterial.

The Company is obligated to settle transactions with brokers and/or other financial institutions even if its customers fail to meet their obligations to the Company. Customers are required to complete their transactions on settlement date, generally three business days after trade date. If customers do not fulfill their contractual obligations, the Company may incur losses. The Company has established procedures to reduce this risk by requiring that customers deposit cash and/or securities into their account prior to placing an order. In addition, the Company monitors each of its customers via computer analysis to assess risk of each trade and the customer's overall position.

The Company may at times maintain inventories in equity securities on both a long and short basis. While long inventory positions represent the Company's ownership of securities, short inventory positions represent obligations of the Company to deliver specified securities at a contracted price, which may differ from market prices prevailing at the time of completion of the transactions. Accordingly, both long and short inventory positions may result in losses or gains to the Company as market values of securities fluctuate. To mitigate the risk of losses, long and short positions are marked to market daily and are continuously monitored by the Company.

NOTE 5 - Related Party Transactions

The Company utilized a portion of the office space rented by a related party at a cost of $7,119, through August 31, 2006. The related party assigned the lease to the Company on April 1, 2006. In connection therewith, the related party assigned a security deposit in the amount of $1,268 to the Company. The corresponding loan payable to related party in the amount of $1,268 is payable on demand and non-interest bearing.

SUPPLEMENTAL SCHEDULES

SCHEDULE 1.

MEETING STREET BROKERAGE, LLC
Computation of Net Capital Under S.E.C. Rule 15c3-1
As of December 31, 2006

CREDIT ITEMS:			
Total Member's Equity			$ 53,329
DEBIT ITEMS:			
Other assets			1,268
Net Capital			52,061
Less: Minimum Net Capital Requirement			5,000
Remainder: Net capital in excess of all requirements			$ 47,061
Capital Ratio: (Maximum allowance 1500%)			
Aggregate Indebtedness	$ 35,710		
Divided by: Net Capital	$ 52,061	= 69%	
Aggregate Indebtedness:			
Accounts payable and accrued expenses	$ 34,442		
Loan payable – Related party	1,268		
	$ 35,710		

SCHEDULE 2.

MEETING STREET BROKERAGE, LLC
Reconciliation of the Computation of Net Capital
As of December 31, 2006

Net capital - per Company's unaudited X-17A-5 Part II A Filing	$ 50,716
Adjustments:	
Increase in accounts payable and accrued expenses	(7,599)
Increase in receivables from clearing brokers	10,212
Increase in other liabilities	(1,268)
Net capital - per report pursuant to Rule 17a-5(d)	$ 52,061

To the Sole Member
Meeting Street Brokerage, LLC

In planning and performing our audit of the financial statements of Meeting Street Brokerage, LLC ("the Company") for the year ended December 31, 2006, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) and (2) of the Securities and Exchange Commission ('SEC'), we have made a study of the practices and procedures (including test of compliance with such practices and procedures) followed by Meeting Street Brokerage, LLC that we considered relevant to the objectives stated in Rule 17a-5(g), (1) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11); and (2) in complying with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company (1) in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13; (2) in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System; and (3) in obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3 because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with U.S. generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Meeting Street Brokerage, LLC

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for determining compliance with the exemption provisions of Rule 15c3-3, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2006, to meet the SEC's objectives.

This report recognizes that it is not practicable in an organization the size of Meeting Street Brokerage, LLC to achieve all the divisions of duties and cross-checks generally included in a system of internal accounting control and that alternatively greater reliance must be placed on surveillance by management.

This report is intended solely for the use of management, the Securities and Exchange Commission, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities and Exchange Act of 1934 and is not intended to be and should not be used by anyone other than, these specified parties.

Respectfully submitted,



WOLINETZ, LAFAZAN & COMPANY, P.C.

Rockville Centre, New York
February 23, 2007

END